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AQUIS | Shares

WeShop shares soar above $200 during Wednesday

By Andrew Hore | 20/11/2025

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WSHP +1.41%

WeShop Rings the Closing Bell



The shoppable social network, owned by you.
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November 20, 2025 — 3:45 PM - 4:15 PM ET

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November 24, 2025 1:43 PM | 2 min read

WeShop's 'Own What You Buy' Pitch Threatens To Crash Amazon's Prime Party

by Surbhi Jain



WeShop Holdings Limited's (NASDAQ:WSHP) Nasdaq debut didn't just hand the social-commerce newcomer a breakout moment — it handed **Amazon.com Inc** (NASDAQ:AMZN) an unexpected challenger. While Prime has spent a decade defining loyalty through speed, perks and subscriptions, WeShop is pushing a radically different idea: if customers literally own part of the store, why would they ever leave?

Forbes

MONEY > INVESTING

WeShop: Buy This Recent IPO That Turns Shoppers Into Shareholders?

By Sasirekha Subramanian, Contributor. Equity Research Expert

Published Nov 19, 2025, 04:28pm EST, Updated Nov 21, 2025, 06:03am EST

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Markets > Equity > WeShop Stock Gains Over 6-Fold, Days After Direct Listing: Retail Ecstatic

WeShop Stock Gains Over 6-Fold, Days After Direct Listing: Retail Ecstatic

The WSHP ticker trended on Stocktwits with an 'extremely bullish' sentiment reading.

WeShop Revolutionizes Shopping Experience with U.S. Launch



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Home > Industries > Retail > WeShop (WSHOP) CEO on 'Shareback' vs Cash Back Shopping



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WESHOP
SHAREBACK MODEL
SHOPPERS EARN SHAREBACK POINTS RATHER THAN CASH BACK
POINTS CAN CONVERT INTO EQUITY IN THE COMPANY
MARKET RALLY
WESHOP FOUNDER ON THE SHAREBACK MODEL
(WSHP)
112.64

WeShop (WSHOP) CEO on 'Shareback' vs Cash Back Shopping

MARKET ON CLOSE 21 NOV 2025

John Garner, founder of WeShop (WSHOP), explains how their "shareback" point rewards vs "cash back" point rewards are unique in the industry. The company recently went public, and he discusses regulation difficulties and the difference between U.S. and U.K. markets. WeShop advertises itself as a social-commerce platform that lets users earn equity not only by shopping but by referring friends to the site.

Seeking Alpha

On the Move | Consumer

WeShop skyrockets as its shoppers-become-shareholders model resonates

Nov. 19, 2025 10:56 AM ET | **WeShop Holdings Limited (WSHP) Stock**, **IBUY**, **XRT** | By: Clark Schultz, SA News Editor

Disclaimer

For the purposes of this disclaimer, the "Overview" or "this document" means the following Overview and the information contained in it, prepared by WeShop Holdings Limited (the "Company"). In viewing this Overview, you agree to be bound by the following terms and conditions.

This document shall not be copied, reproduced or distributed in whole or in part at any time without the prior written consent of the Company.

No representations or warranties are made by the Company or any of their respective members, partners, shareholders, affiliates, directors, officers, employees, advisors, or agents (collectively, the "Parties") as to the accuracy, adequacy, timeliness, completeness or reasonableness of any of the information herein (or any subsequent oral or written information), and none of the Parties will have any liability to any person with respect to any use of, or reliance upon, any such information. The recipient further acknowledges that the material in this presentation has been prepared by the Company and is general background information about its activities as of the date of this presentation, unless otherwise specified. The information is given in summary form and does not purport to be complete.

This Overview is for information purposes only, and shall not constitute an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities in any jurisdiction where such an offer or solicitation would be in violation of any local laws. Nothing contained herein constitutes tax, accounting, financial, investment, regulatory, legal or other advice, and all investors are advised to consult with their tax, accounting, financial, investment, regulatory or legal advisers regarding any potential investment.

The information presented in these materials has been developed internally and/or obtained from sources believed to be reliable; however, the parties do not guarantee or give any warranty as to the accuracy, adequacy, timeliness or completeness of such information, and assume no responsibility for independent verification of such information. Market data and industry information used throughout this Overview are based on management's knowledge of the industry in which the Company operates, including information regarding expected market growth trends and our total addressable market, is based on information from independent industry and research organizations, other third-party sources and management estimates. All of the market data and industry information used in this Overview involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information. While the Company believes the estimated market position, market opportunity and market size information included in this Presentation are generally reliable, such information, which is derived in part from management's estimates and beliefs, is inherently uncertain and imprecise. No representations or warranties are made by the Company or any of its affiliates as to the accuracy of any such statements or projections. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described above. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

This document may contain certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this document, including statements regarding the ability for the WeShop community to earn ownership in WeShop, the Company's future financial position, business strategy and plans, business model and approach and objectives of management for future operations, are forward-looking statements and reflect the current views and/or expectations of management of the Company. Forward-looking statements in this document may use words like "anticipate", "believe", "could", "estimate", "expect", "future", "intend", "may", "opportunity", "plan", "potential", "project", "seek", "will" and similar terms. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors. Any forward-looking statements in this document are based on current expectations and information only as of the date of this document, and the forward-looking events discussed in this document might not occur. Therefore, investors should not place any reliance on any forward-looking statements. Recipients are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on this forward-looking information. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future earnings, or otherwise. Furthermore, this document includes information relating to past performance, which is not an indication of future results.

This Overview may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

By accepting the Overview, you will be taken to have irrevocably represented, warranted and undertaken to the Company that you have read and agree to comply with, and be bound by, the contents of this disclaimer.

The first-ever share reward plan in which over 50% of the publicly listed company is reserved for transfer to users.

Weconomics - A scalable business model with low user cash acquisition cost.

Top U.S. retailers onboarded, with the ability to scale internationally via existing affiliate networks.

Non-dilutive Shareback model - All shares to be issued to users are currently outstanding and held in the WeShop Community Trust, so no constant dilution.

UK Pilot drove over $140m of online retail and travel sales while showing proof of low-cost user acquisition.

Significant opportunity in the US due to high adoption rates of online retail, stock ownership and loyalty rewards plans.

Potential product and brand expansions are expected to lead to greater user spend.

Strong management team with significant experience in private and public international businesses.

The **WeShop** Mission

To create a world-first, digital social-shopping experience while simultaneously democratizing and transferring ownership of the Company to our community.

The **WeShop** Vision

To create a new dynamic of consumer ownership through the most intelligent shopping app in the world based on community, technology and ownership.

Shareback™
[share • back] noun

a reward offered exclusively to users of the WeShop community, whereby users receive shares in WeShop for shopping online, and referring their friends to transact on the WeShop platform.

The WeShop Platform



Browse user-generated content from friends & family.



Shop millions of products from hundreds of retailers in the app.



Earn Shareback for shopping & referring on WeShop.

WeShop is a shoppable social network. An eCommerce social community, empowered by ownership.

In one platform we have blended user generated content creation specific to products, online retail, and a dynamic rewards mechanism relevant to a new cohort of people interested in ownership and the stock market. This has created a shoppable social network, with a unique loyalty rewards plan.


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How to Earn Shares via Shareback

Shareback rewards users with WePoints when they shop or make referrals to others who shop, and those WePoints can later be exchanged for WeShop shares held in the WeShop Community Trust.

Shopping as Normal via WeShop



Search WeShop
Categories
Retailers
Walgreens
Your go-to for Pharmacy, Health & Wellness and Photo products.
Your favourites
See all favourites
Most popular
Expedia
MAC Cosmetics

BROWSE RETAILERS



Walgreens
Your neighborhood pharmacy and convenience store. Shop for prescriptions, health products...
Read more
Shop & earn WePoints
1.6%
Important things to know
Frequently Asked Questions
Customer support

ACTIVATE SHAREBACK



walgreens.com
Extra 20% OFF $50+ Pickup orders with code SALE20
Search
Account
Most Walgreens stores will be closed Thanksgiving Day. 24-hour locations will remain open. Store locator
Schedule vaccinations
Flu & COVID-19 testing options
Manage prescriptions
Shop contact lenses
Black Friday: Shop our best deals of the season!

CHECK-OUT AS NORMAL

Referring Friends



Refer & Earn
Refer your friends
Refer your friends & receive WePoints on every purchase they make using WeShop.
Share your unique link
5% reward
Share your unique referral link with friends.
Get notified when your friend joins WeShop.
Receive WePoints every time your friend shops.

REFER YOUR FRIENDS



WeShop
AirDrop
Messages
Mail
Notes
Copy
Add to Favorites
Add to Reading List
Add Bookmark

SHARE THE LINK



Dashboard
Overview
Transactions
WSHP
Purchases
Referrals
Transfers
Raise a claim
Referral Purchase

SEE YOUR REFERRED PURCHASES

Efficient Acquisition Of Users from our Founders

WeShop pioneered a Founder Program amongst a small sample of the UK's network marketing community which resulted in a low customer cash acquisition cost, enhanced referrals and repeat purchases

Footage of WhatsApp group activity loading in realtime.


07:22
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Chats
Broadcast Lists
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Michelle (@michelle_stephe...
Yesterday
Stephanie (@Stephprice86)...
Yesterday
Suvi (@suvibowman) x WeSh...
Yesterday
Kate (@coylekate) x WeShop
Yesterday
Lindsay (@lindsay_iddon) x...
Yesterday
Kelly (@kellywager1982) x W...
Yesterday
Founders Forum - WeShop
Yesterday
Shunnay (@shunnay) x WeSh...
Yesterday



Source: Internal company data. For more information, please contact WeShop.

Aggregated Network of Hundreds of Retailers, Such as...

BEST BUY | Walmart | Booking.com | CVS
Expedia | JCPenney | ebay | KOHL'S
bloomingdales | sam's club | THE HOME DEPOT | Walgreens

Partnered with over 500 retailers in the US

WeShop Portal
Hosting hundreds of retailers and millions of products

Partnered with over 1,000 retailers in the UK

No Dilution in the Model - Shareback enabled through transfer of existing equity from WeShop Community Trust

The Company has **deposited over 50% of the Company's outstanding shares** into a special purpose Delaware based independent trust which will be ultimately transferred to users.



WeShop Holdings Limited
WeShop Community Trust
Special Purpose Trust
Delaware registered
Managed by JTC PLC
B Shares held are non voting and non dividend paying
WeShop Users

UK Pilot

Invitation Access
Users initially required a special invitation link to join the platform from another user.

Audience & Demographic
Target audience had limited knowledge of the stock market.

Non-Traditional Digital Acquisition
No PPC or traditional digital acquisition marketing.

Pilot Highlights

£108.5m
Gross Merchandise Value[2]
30 Jun 2022 – 31 Mar 2025

£124.42
Average Order Value[5]
30 Jun 2022 – 31 Mar 2025

872,428
Total Transactions[8]
30 Jun 2022 – 31 Mar 2025

26.3%
1st Purchase Conversion[4]
30 Jun 2022 – 31 Mar 2025

71.69k
Unique Transacting Users[1]
30 Jun 2022 – 31 Mar 2025

500+
Active UK Retail Partners[3]
As of Mar 2025

156,226
Social Interactions[6]
30 Jun 2022 – 31 Mar 2025

£1,480.77
Average GMV per User (Founder)[7]
30 Jun 2022 – 31 Mar 2025

[1] Count of unique transacting users making one or more purchase during the selected period.
[2] GMV shows the sum of transactions made during the selected period, this includes transactions that have been declined and excludes sale value reductions due to partial returns or fees.
[3] Total active retailers available on the WeShop mobile app for the UK market.
[4] Shows the mean average conversion rate of users who have an account on WeShop and made at least one purchase.
[5] Shows mean average of transaction value, non-weighted.
[6] Shows the total number of social interactions, defined as likes, comments, questions & recommendations.
[7] Shows the mean average, non-weighted GMV per user (from sales made during selected period), exclusive to referrals driven by users with Founder status.
[8] Shows the total number of transactions processed by the system.

Size of US Opportunity

Online Retail

266 million
US ONLINE CONSUMERS[2]

$1.24 trillion
2023 US ONLINE SPEND[1]

$2,408
US HOUSEHOLD SPEND IN Q4 23[4]

Stock Ownership

$310k
AVERAGE BALANCE ACROSS SELF-DIRECTED BROKERAGE ACCOUNTS (401Ks) IN 2023[10]

44%
US CONSUMERS WITH STOCKBROKING ACCOUNTS[3]

87%
OF HIGH INCOME US ADULTS ($100K+ HOUSEHOLD INCOME) OWN STOCKS[11]

Loyalty Programs

85%
OF US ADULTS BELONG TO AT LEAST ONE LOYALTY PROGRAM (2024)[8]

19
AVERAGE NUMBER OF LOYALTY PROGRAM MEMBERSHIPS PER US CONSUMER IN 2024[9]

13.2%
EXPECTED CAGR FOR LOYALTY MARKET IN US (2025-2029)[5]

48%
OF US CONSUMERS SIGN-UP TO LOYALTY PRORGRAMS FOR DISCOUNTS ON PRODUCTS[7]

User-Generated Content

77%
US CONSUMERS TRUST USER-GENERATED CONTENT[6]

53%
US CONSUMERS BELIEVE UGC IMPACTS THEIR PURCHASE DECISION[6]

20%
OF ECOMMERCE SALES DRIVEN BY SOCIAL MEDIA IN Q4 2024[12]

[1] Online Shopping Statistics: US Online Spend, Capital One Shopping, February 2025
[2] Online Shopping Statistics: US Consumers, Capital One Shopping, February 2025
[3] Pollfish Survey – Extrapolated to Total US Adults, Pollfish Surveys, September 2024
[4] Online Shopping Statistics: Average Household Spend Q4 23, Capital One Shopping, February 2025
[5] United States Loyalty Programs Market Intelligence and Future Growth Dynamics, ResearchandMarkets, January 2025
[6] Survey: The Ever-Growing Power of Reviews (2023 Edition), PowerReviews.com, April 2023
[7] Discounts are the leading reason consumers sign up for loyalty programs, eMarketer, April 2024
[8] The State of Retail Loyalty in 2024, Forrester, August 2024
[9] Average number of active and total loyalty program memberships in the US 2015-2024, Statista, March 2025
[10] US Stock Ownership is High but Unequally Distributed, Statista, August 2024
[11] Schwab Report: Self-Directed 401(k) investor balance rises, allocations remain steady in fourth quarter, Charles Schwab March 2024
[12] US Online Shopping Hit Record $283bn during Holiday Season, Investopedia, January 2025

US Household Spending

Custom research commissioned to show annual spend of households earning $100k+ per annum which represents 41.9% of US Households[1]. **According to U.S. Bureau of Labor Statistics, the annual average expenditure is $77,280[2].**



Baby & Child 7%
Motor vehicle insurance 6%
Flowers & gifts 4%
Home insurance 5%
Pet insurance 2%
Tickets & events 13%
Life insurance 3%
DIY projects 2%
Health insurance 10%
Tech & electronics 4%
Leisure & fitness 1%
Domestic & international flights 8%
Clothing & fashion 3%
Hotels 6%
Car hire 2%
Groceries 19%
Beauty & health products 5%

Community Research

We asked 2,747 of our UK Community if they would buy the following products or services if they were offered by WeShop:

Product	Yes	Maybe
Motor Insurance	55%	22%
Home Insurance	50%	24%
Pet Insurance	35%	15%
Broadband	49%	26%
Mobile Phone	49%	28%
Mortgage	38%	32%
Primary Banking	49%	30%
Unsecured Debt	60%	21%
Energy	62%	16%
Motor Breakdown	51%	20%
Household Cleaning	73%	19%

US Household Spend Data (1,000 US Consumers, Oct 2024)
https://www.pollfish.com/dashboard/results/392141167

UK WeShop Survey (2,747 WeShop Participants, Dec 2023)
https://docs.google.com/spreadsheets/d/1VhXANOla4biJ5/st6aWMP9fa-EkWpabjI5yr0CPujHf/edit?usp=sharing

1 https://www.ibisworld.com/united-states/bed/households-earning-more-than-100000/35/
2 https://www.bls.gov/opub/reports/consumer-expenditures/2023/

Future Growth Opportunities


WeClean
Earn *Shareback* on your household items


WeCover


WeTravel
Earn *Shareback* wherever walkies takes you
App Store
GET IT ON Google Play
WeShop


WeCover


WeRoll
Earn *Shareback* on your household items

Management Team & Board of Directors

JOHN FOLEY CHAIRMAN	John Foley has served as Chairman of the Board since December 2024. Mr. Foley is a qualified Barrister and Chartered Accountant and is an experienced investor and public and private company director having served on a continuous basis on a number of UK listed public company Boards for a period of over 30 years. He was Chief Executive of two UK listed public companies between 1992 and 2008 and Chairman of three UK listed public companies between 2007 and 2022. He has considerable experience of developing businesses into larger, successful operations which are then attractive to institutional owners. He was a co-founder and Chairman of Premier Technical Services Group Ltd which is a multinational, multi-disciplinary building compliance services provider and which has since 2021 been majority owned by Warburg Pincus and Macquarie Capital. He was Chairman of SEC Newgate Group which is a global strategic communications and advocacy services provider until 2023 when Investcorp became its majority owner. He is currently an investor in a number of private companies which are in the early stages of development.
JOHN GARNER FOUNDER	John Garner is a founder of WeShop and has served as Head of Strategy and Vision since inception. Mr. Garner served as a director on the Board of WeShop from March 2022 until February 2024. Mr. Garner has been involved in the marketing and commercial development of the business over the last three years researching and presenting internationalization plans for the company with a focus on the United States. Mr. Garner worked in the city of London between 2005-2009 for a Swiss-based private equity company called Corvus Capital which completed over 15 SPAC transactions on the Alternative Investment Market (AIM) in London. In 2011, Mr. Garner founded The Social Superstore Limited which became WeShop Limited. In 2021, he took up the role as Founder, Head of Strategy and Vision at WeShop Holdings Limited.
PAUL ELLERBECK CEO	Paul Ellerbeck has served as a director on the Board since November 2021 as well serving the business in executive capacities for numerous years as both CTO and CEO with a primary focus on the build of WeShop's first-class innovative technology platform. Mr. Ellerbeck is a technologist with a career spanning three decades and has participated in the development of some genuine "world firsts" namely with Sir Stelios Haji-Ioannou's easyGroup incubator, the group responsible for developing the famous easyJet product amongst delivery of other easyGroup technology businesses. Mr. Ellerbeck was CTO at DMGT's (Daily Mail and General Trust) where he was the CTO within the leadership of which aided, oversaw and delivered the DMGT acquisition of Zoopla which ultimately led to the successful float of the newly enlarged ZPG, (Zoopla Property Group) on the LSE for £919m. Mr. Ellerbeck's technology career has spanned large enterprises in the PE space as well as SME and startup's, building technology products in the Fintech, Proptech, automotive, e-Learning and digital publishing verticals. Mr. Ellerbeck was the CTO of the fastest growing UK website Fish4Jobs in 2007.
JOHNNY HICKLING CFO	Johnny Hickling has served as a director on our Board since July 2025 and as our Chief Financial Officer since August 2025. From January 2024 until May 2025, Mr. Hickling was Group Head of Treasury at Sancus Lending where he managed multi-jurisdictional funding lines (£200m AUM) across the UK, Ireland, and the Channel Islands, optimized funding allocations, and supported strategic decision-making. From April 2019 until January 2024, he served as Management Accountant at Carlton Management Services/Somerston Family Office, overseeing treasury and financial analysis for a large US real estate development and leading IT system improvements. Earlier in his career, Mr. Hickling worked at KPMG Channel Islands as an Assistant Manager in Advisory & Audit and at Deutsche Bank as a Business Manager & Financial Analyst. Mr. Hickling is also a Fellow of the Association of Chartered Certified Accountants.
PAUL TEASDALE NED	Paul Teasdale has served as a director on our Board since May 2025. Mr. Teasdale is the co-founder, former CEO, and current executive chairman of Premier Technical Service Group Limited ("PTSG"). PTSG is a provider of multiple specialist services to the construction and facilities management sectors that now employs more than 3,000 people across the UK and Europe. Mr. Teasdale served as the CEO of PTSG for more than 16 years until April 2023 when he began his current role as executive chairman. Mr. Teasdale led PTSG during its two major ownership changes in 2018 and 2021 which valued PTSG at an enterprise value of approximately £1bn.
OLIVER EGERTON-VERNON NED	Oliver Egerton-Vernon has served as a director on our Board since October 2020. Since February 2017, Mr. Egerton-Vernon has also served as a director on the Board of Garfield-Bennett Trust Company (a regulated corporate services provider based in Jersey) where he has practiced since 2013. Mr. Egerton-Vernon is a qualified English Solicitor and between 2009 and 2013 practiced with Mourant Ozannes in Jersey. Prior to this, Mr. Egerton-Vernon qualified and practiced in the City of London with Taylor Wessing. Mr. Egerton-Vernon has been involved in several significant legal cases in Jersey (including attendance at all levels up to the Privy Council) as well as in England and Wales.
ANDREW FEARON NED	Andrew Fearon has served as a director on our Board since October 2020. Mr. Fearon is the joint CEO and founder of Titan Wealth group which he launched in July 2021. The business, which is backed by US private equity Parthenon Capital and Ares Management, offers clients all aspects of wealth management and currently manages more than £38bn of assets both in the UK and internationally. Mr. Fearon also runs a family office with his business partner called Hyperion Equity Partners that specializes in buy and build strategies in fragmented sectors in the UK. Mr. Fearon started his career as a corporate lawyer in London and since 2000 has been involved in several business start-ups and growth capital ventures.
OANA CRISAN NED	Oana Crisan has served as a director on our Board since October 2020. Since March 2018, Mrs. Crisan has also served as a director on the Board of Garfield-Bennett Trust Company (a regulated corporate services provider based in Jersey). Prior to joining Garfield-Bennett Trust Company in 2016, Mrs. Crisan worked at Coutts & Co Trustees which she joined in 2010. Mrs. Crisan started her career in Brasov, Romania working for both Raiffeisen Bank and Millennium Bank before joining a public authority.



ULDN'T YOU?
WHY WOULDN'T YOU?